Filed by Marathon Petroleum Corporation
Commission File No.: 001-35054
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company:
Andeavor
Commission File No.: 001-03473

The following transcript is of a television interview conducted by a third party that was made available to employees of Marathon Petroleum Corporation on May 4, 2018.

Bloomberg
5/3/18
8:13:16 a.m.-8:23:16 a.m.

Alix Steel (AS): So congratulations on the deal. I was off that day but I saw the headlines. I said, finally, the M&A is really going to start to pick up. Why the deal, why now?
Gary Heminger (GH): Well, Andeavor has had a great run for their shareholders and so has Marathon. But when you step back, what Greg Goff and I really decided is we want to create the best refining, marketing, transportation company in the country. And combining these two suites of assets, we believe we can use the best practices from both companies to really change the way we do routine maintenance, we do turnarounds. We believe that we can lower our costs by at least $1 billion that we call synergy. And when you take $1 billion out of two companies, it's good for shareholders but it's also good for the consumer. When you look at where gas prices are, we always are trying to achieve lower cost in our system. At the end of the day, that's going to be very good for consumers.
AS: And the majority of the synergies that you were talking about were really in refining and marketing and then retail. How much of those are job cuts?
GH: There will be some cost elimination, obviously when you put two corporations together, you don’t need two of all of the executive team and there will be some cost elimination. But when you step back, the majority of the synergies, the reduction in cost, are really going to be around best practices. For instance, in retail I was here and talked to you about our acquisition of the East Coast Hess retail assets a couple years ago, and we are going to be able to take a platform on here that extends from really the West of the Mississippi all the way to the West Coast and the way they go to market today is many, many different brands. We're going to bring in the Speedway brand, just like we turned over the Hess stores here on the East, and we'll take the Speedway brand to all of those company-owned company-operated stores. So we will now have about 4,000 Speedway stores across the country.
AS: So do you have a percentage of job cuts, is it going to be small, a double percentage, do you have an idea yet?
GH: Alix, we're just starting into the full integration, we couldn't do that until we announced the deal so in fact today is the first kick off meeting on the integration. We have highlighted about $200 million in total cost elimination. Some of that is job cuts, but you do not need two audit firms, you don't need two outside legal firms so it won't all be job cuts.
AS: So, lets move on to, if you look at the map, what is interesting is there is no overlap between you two. So it should feel like the FTC should sail this right through, but the government has not been as friendly as you would have thought to vertical deals. What is your expectation?
GH: Well, you are right. There is absolutely no overlap from refining or from pipelines or retail marketing. You can use the Mississippi River as dividing the country in half. All pipelines run from the Mississippi River West to East, South to North. There are no pipelines right at the Mississippi River that flow West. So all the Western refineries really have more of a niche market and so there is no overlap whatsoever from how they are operating today so we don't expect any issue.
AS: I want to get into some of the meatier stuff as to maybe the why the integration and the first comes in regional differentials that we are seeing in the U.S. In particular I want to highlight the Midland-Houston spread so part of the story is a lot of oil in the Permian and you cannot get it out therefore that oil is discounted more and that is a pipeline play, the more pipelines you have the more you can take advantage of that discount and move it and export it. How much can you capitalize on that with this merger?
GH: Well you're absolutely right Alix. In fact, Andeavor had just announced last week they're going to be a 25% owner in a brand new pipeline being built out of the Permian called the Gray Oak Pipeline. We have a refinery in Galveston Bay, 600,000 barrel a day refinery, we have about 400,000 barrels per day of light sweet demand. So here is a natural fit. We've not put that into our synergy numbers yet because we're still in the process of negotiating which pipelines we're going to ship this oil on but it will be a natural fit. Andeavor, they gather and will transport about 200,000, 250,000 barrels per day of light sweet crude. It does two things for us. First of all, this is going to be a batch system, so we're going to be able to get the crude from the wells, and it will remain clean, by that I mean it is not blended. So we'll be able to take that crude into refineries and get a higher yield. Secondly, as we move this down the pipeline in this batch system, we will eventually either lay a lateral off this pipeline or possibly team up with another pipeline to be able to supply our Galveston Bay refinery instead of exporting that crude.
AS: And also is good for the rules that are coming up for shippers in 2020, it's the IMO rules the International Maritime Organization rules. In the industry, everyone is talking about it because you are going to have to have lower sulfur content in your crude, and that is only positive really for refiners who can refine that super light crude into that low sulfur product. How does this help you take advantage of that?
GH: You're right Alix, and when you look at the pro forma of combining Marathon and Andeavor, we will have the highest coking, hydrocracking capacity in the country. And being able to take the heavy resid and coking it, hydrocracking it, to make it into additional diesel fuel, having that kit, if you will, in the refineries, we will be very, very well-positioned. But beyond just the refining side, we will have with Andeavor, they have three of the largest ports on the West Coast, and we have two of the largest ports in the Gulf Coast. So we will be, we're very well set up to be able to import any resid from other refiners that cannot process that into more diesel fuel or gasoline. So we can import that, and we're expecting, as the market is expecting, that it will be a much lower feedstock cost, and we then we'll be able to refine it and continue to hit the export markets between the two of us we'll probably be the largest exporter of refined products in the country.
AS: Wow, quick question, are you done with M&A, still looking?
GH: We have a lot to say grace over here.
AS: So he's kind of done for now, that $23 billion merger. Gary Heminger, Marathon CEO, thank you very much, good to see you.
GH: Thanks for having me.
This communication contains forward-looking statements within the meaning of federal securities laws regarding Marathon Petroleum Corporation (“MPC“). These forward-looking statements relate to, among other things, the proposed transaction between MPC and Andeavor (“ANDV”) and include expectations, estimates and projections concerning the business and operations, strategic initiatives and value creation plans of MPC. In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may”, “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the company’s control and are difficult to predict. Factors that could cause MPC’s actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed transaction between MPC and ANDV on anticipated terms and timetable; the ability to obtain approval by the shareholders of ANDV and MPC related to the proposed transaction and the ability to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entity in connection with consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of ANDV; future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income or earnings per share; the regional, national and worldwide availability and pricing of refined products, crude oil, natural gas, NGLs and other feedstocks; consumer demand for refined products; our ability to manage disruptions in credit markets or changes to our credit rating; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the reliability of processing units and other equipment; business strategies, growth opportunities and expected investment; MPC’s share repurchase authorizations, including the timing and amounts of any common stock repurchases; the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plan and to effect any share repurchases, including within the expected timeframe; the effect of restructuring or reorganization of business components; the potential effects of judicial or other proceedings on our business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the Renewable Fuel Standard, and/or enforcement actions initiated thereunder; the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; the impact of adverse market conditions or other similar risks to those identified herein affecting MPLX; and the factors set forth under the heading “Risk Factors” in MPC’s and ANDV’s respective Annual Reports on Form 10-K for the year ended Dec. 31, 2017, filed with Securities and Exchange Commission (SEC).  We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our respective management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements.  We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.

Additional Information and Where to Find It
In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to stockholders of Marathon Petroleum Corporation (“MPC”) and Andeavor (“ANDV”). Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from MPC at its website, www.marathonpetroleum.com, or by contacting MPC’s Investor Relations at 419-421-2414, or from ANDV at its website, www.andeavor.com, or by contacting ANDV’s Investor Relations at 210-626-4757.

Participants in Solicitation
MPC and ANDV and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning MPC’s participants is set forth in the proxy statement, filed March 15, 2018, for MPC’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information concerning ANDV’s participants is set forth in the proxy statement, filed March 15, 2018, for ANDV’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.